Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

August 3, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:  Perry J. Hindin, Esq.

Re:	Presidential Life Corporation (the “Company”) Preliminary Proxy Statement Schedule 14A filed July 29, 2010 Filed By Herbert Kurz et al.

Ladies and Gentlemen:

We are counsel to Herbert Kurz.  On July 29, 2010, Mr. Kurz and the other Participants therein filed a preliminary proxy statement on Schedule 14A (the “First Amended PPS”).  Simultaneously herewith, such persons are filing a preliminary proxy statement on Schedule 14A (the “Second Amended PPS”) to which reference herein is made.

Reference also is made to the staff’s letter dated August 2, 2010, addressed to the undersigned, containing comments on the First Amended PPS, among other matters.  Set forth below seriatim are responses to such staff comments, each of which is repeated before the applicable response.

General

1.
We note the response to prior comment 18 and the disclosure in the second whole paragraph on page 7 indicating that votes represented by the gold proxy card will be voted for unidentified substitute nominees in certain circumstances described in that paragraph.  Please disclose in this paragraph whether the Participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw.  Your response to prior comment 18, which is not disclosed in the revised proxy statement, only addresses this question as to one potential substitute nominee you indicate was identified in Mr. Kurz’s letter to the Company dated February 12, 2010.  It does not address the question as to any other, not yet identified, substitute nominees.

In addition, please note that Exchange Act Rule 14a-4(d)(1) does not confer the authority to vote for any person who is not a bona fide nominee.  Substitute nominees who are unnamed and to be designated by the Participants at a later date are not bona fide nominees.  Accordingly, the Participants are not permitted to use proxies for the election of a substitute nominee to the Company’s board in the event a current nominee is unable to serve.  Exchange Act Rule 14a-4(c)(5), which only describes the circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4(d).  Please revise the second whole paragraph on page 7 to delete any current disclosure that suggests otherwise.  Please also confirm for us that should the Participants lawfully identify or nominate substitute nominees before the meeting, including nominees other than the “ninth nominee” referenced in your response to prior comment 18, the Participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In response to the comment please note that the referenced paragraph on page 7 of the First Amended PPS will be replaced in full with the following on pages 7-8 in the Second Amended PPS:

“Absent required disclosure, the Participants are not permitted under applicable federal securities laws to use proxies for the election of substitute nominees in the event a current Nominee is unable to serve.  Accordingly, in the event that any Nominee is unable to or otherwise does not stand for election, and the Participants properly identify or nominate under the Company’s Bylaws and applicable law a substitute nominee before the Meeting, the Participants will amend and file disclosure that (i) identifies the substitute nominee, (ii) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (iii) includes the disclosure required by such laws with respect to such nominee.  The Company’s Bylaws currently are silent as to the authority for such substitute nominees and therefore there can be no assurance that any such substitute nominee would be permitted.

Accordingly, the enclosed GOLD proxy card will be voted for a substitute nominee only to the extent not prohibited under the Bylaws of the Company and in accordance with applicable law, as described above.  Subject to the foregoing, the Participants reserve the right to nominate (i) substitute persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying one or more of the Nominees and (ii) additional persons if the Company increases the size of the Board above its existing size.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Participants that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.”

2.
We note your response to prior comment 7.  Please provide supplemental support for the claim that Mr. Kurz received consents in his December 2009 consent solicitation representing approximately 44% of the outstanding shares of Common Stock.  Please also disclose in the fourth whole paragraph on page 6 of the percentage of outstanding shares of Common Stock that were beneficially owned by Mr. Kurz, his wife, the Foundation and his two adult children.

The requested supplemental support for the claim that Mr. Kurz received consents in his December 2009 consent solicitation representing approximately 44% of the outstanding shares of Common Stock is being provided supplementally.  In addition, the requested disclosure regarding the percentage of outstanding shares of Common Stock that were beneficially owned on the record date by Mr. Kurz, his wife, the Foundation and his two adult children is disclosed on page 6 in the Second Amended PPS.

3.	Your response to prior comment 13 does not confirm the Participants’ understanding regarding the second sentence of the comment.

The Participants have confirmed that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

4.
As requested in the closing paragraphs of our initial comment letter, please provide a written statement from each filing person acknowledging the representations set forth in such paragraphs.  Such statement should be from each filing person, signing in his or her individual capacity, and not by counsel or Mr. Kurz, signing on behalf of others.

Attached hereto are signature pages of the Nominees to the foregoing effect, with the remaining signatures to follow.

*   *   *

Each of Mr. Kurz and the other Participants acknowledges that:

●	he or she is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	he or she may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, see the additional acknowledgements of the other Participants attached hereto, with the remaining signatures to follow.

If you have any questions, please call the undersigned at 212-837-6770.

Very truly yours,

/s/ Gary J. Simon
Gary J. Simon

ACKNOWLEDGEMENT OF NOMINEE

The undersigned hereby confirms as to himself or herself the acknowledgement made by Mr. Kurz and the other Participants as set forth at the end of the attached correspondence dated August 3, 2010 and that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use.

Name: Donna L. Brazile

August 3, 2010

ACKNOWLEDGEMENT OF NOMINEE

The undersigned hereby confirms as to himself or herself the acknowledgement made by Mr. Kurz and the other Participants as set forth at the end of the attached correspondence dated August 3, 2010 and that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use.

Name: William J. Flynn

August 3, 2010

ACKNOWLEDGEMENT OF NOMINEE

The undersigned hereby confirms as to himself or herself the acknowledgement made by Mr. Kurz and the other Participants as set forth at the end of the attached correspondence dated August 3, 2010 and that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use.

/s/ Herbert Kurz
Name: Herbert Kurz

August 3, 2010

ACKNOWLEDGEMENT OF NOMINEE

The undersigned hereby confirms as to himself or herself the acknowledgement made by Mr. Kurz and the other Participants as set forth at the end of the attached correspondence dated August 3, 2010 and that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use.

/s/ John F. X. Mannion
Name: John F. X. Mannion

August 3, 2010

ACKNOWLEDGEMENT OF NOMINEE

The undersigned hereby confirms as to himself or herself the acknowledgement made by Mr. Kurz and the other Participants as set forth at the end of the attached correspondence dated August 3, 2010 and that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use.

/s/ Donald Shaffer
Name: Donald Shaffer

August 3, 2010

ACKNOWLEDGEMENT OF NOMINEE

The undersigned hereby confirms as to himself or herself the acknowledgement made by Mr. Kurz and the other Participants as set forth at the end of the attached correspondence dated August 3, 2010 and that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use.

Name: Douglas B. Sosnik

August 3, 2010

ACKNOWLEDGEMENT OF NOMINEE

The undersigned hereby confirms as to himself or herself the acknowledgement made by Mr. Kurz and the other Participants as set forth at the end of the attached correspondence dated August 3, 2010 and that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use.

/s/ Daniel Theriault
Name: Daniel Theriault

August 3, 2010

ACKNOWLEDGEMENT OF NOMINEE

The undersigned hereby confirms as to himself or herself the acknowledgement made by Mr. Kurz and the other Participants as set forth at the end of the attached correspondence dated August 3, 2010 and that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use.

/s/ Cliff L. Wood
Name: Cliff L. Wood

August 3, 2010